UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Health Grades, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	62-1623449

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

500 Golden Ridge Road, Suite 100 Golden, Colorado	80401

(Address of Principal Executive Offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	N/A

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, par value $0.001

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

      Our authorized capital stock includes 100,000,000 shares of common stock, $.001 par value. As of March 31, 2005, there were 26,422,080 shares of Common Stock outstanding.

COMMON STOCK

      The holders of our common stock are entitled to one vote per share on each matter to be decided by our stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our common stockholders are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of our affairs, after payment or provision for payment of all of our debts and obligations and any preferential distributions to holders of preferred stock, if any, the holders of the common stock will be entitled to share ratably in our remaining assets. The holders of our common stock have no preemptive, redemption or conversion rights. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS

      We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “GCL’”). Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the proposed business combination has owned, 15% or more of the corporation’s voting stock.

      Our Amended and Restated Certificate of Incorporation provides that liability of directors of the Company is eliminated to the fullest extent permitted under Section 102(b)(7) of the GCL. As a result, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any willful or negligent payment of an unlawful dividend, stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Bylaws generally provide that the Company shall indemnify its directors, employees and other agents to the fullest extent provided by Delaware law.

      Our Amended and Restated Certificate of Incorporation requires the vote of 66 2/3% of the outstanding voting securities to effect certain actions, including a sale of substantially all of our assets, certain mergers and consolidations, the dissolution and liquidation of the Company, certain amendments to our certificate of incorporation and amendments to our bylaws unless those actions have been approved by a majority of our directors (the Board of Directors has the power to amend the bylaws without shareholder approval). These supermajority voting rights could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, control of the Company.

      In addition to our authorized common stock, our authorized capital stock includes 2,000,000 shares of preferred stock, $.001 par value. Our Amended and Restated Certificate of Incorporation authorizes our Board of Directors, without further action by the stockholders, to provide for the issuance of shares of preferred stock as a class without series or in one or more series, to establish the number of shares in each class or series and to fix the designation, powers, preferences and rights of each class or series and the qualifications, limitations or restrictions of each class or series. Because the Board of Directors has the power to establish the preferences and rights of each class or series of preferred stock, the Board of Directors may afford the holders of any class or series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us. As of the date of this registration statement, we have not authorized the issuance of any preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

      Our Bylaws provide that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at an annual meeting. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

Item 2. Exhibits.

The following exhibits are filed herewith (or incorporated by reference as indicated below):

Exhibit
Number	Description of Document

3.1	Amended and Restated Certificate of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2001).

3.2	Amended and Restated Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K for the year ended December 31, 2001).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HEALTH GRADES, INC.

Date:	April 20, 2005	By:	/s/ Allen Dodge

		Name:	Allen Dodge
		Title:	Senior Vice President-Finance, Chief Financial Officer and Secretary